Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on September 21, 2022.

CONTROL # VOTE

BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to attend the Extraordinary General Meeting to be held at 10:00 a.m., local time, on Friday, September 23, 2022, at Floor 9, Building 14, HaixiBaiyue Town, No. 14 Duyuan Road, Luozhou Town, Cangshan District, Fuzhou City 350001, People’s Republic of China.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - E-Home Household Service Holdings Limited

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL THE FOLLOWING PROPOSALS,

(1)	That with immediate effect upon passing, every ten (10) issued and unissued ordinary and preferred shares of the Company of US$0.0001 each (the “Existing Shares”) be consolidated into one (1) share of US$0.001 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from US$51,000 divided into 510,000,000 shares of a nominal or par value of US$0.0001 each of which (i) 500,000,000 shares are designated as ordinary shares of a nominal or par value of US$0.0001 each, and (ii) 10,000,000 shares are designated as preferred shares of a nominal or par value of US$0.0001 each, to US$51,000 divided into 51,000,000 shares of a nominal or par value of US$0.001 each of which (i) 50,000,000 shares are designated as ordinary shares of a nominal or par value of US$0.001 each, and (ii) 1,000,000 shares are designated as preferred shares of a nominal or par value of US$0.001 each.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(2)	That all fractional entitlements to the issued Consolidated Shares resulting from the Share Consolidation will be disregarded and will not be issued to the shareholders of the Company but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation (the “Fractional Shares Redemption”).

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(3)	That immediately following the Share Consolidation, the authorized share capital of the Company be increased from US$51,000 divided into 51,000,000 shares of a nominal or par value of US$0.001 each of which (i) 50,000,000 shares are designated as ordinary shares of a nominal or par value of US$0.001 each, and (ii) 1,000,000 shares are designated as preferred shares of a nominal or par value of US$0.001 each, to US$510,000 divided into 510,000,000 shares of a nominal or par value of US$0.001 each of which (i) 500,000,000 shares are designated as ordinary shares of a nominal or par value of US$0.001 each, and (ii) 10,000,000 shares are designated as preferred shares of a nominal or par value of US$0.001 each (the “Share Capital Increase”).

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.       ☐

* SPECIMEN *	AC:ACCT9999	90.00

E-Home Household Service Holdings Limited

Extraordinary General Meeting of Members

September 23, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON SEPTEMBER 23, 2022

This Notice and Proxy Statement are available online at https://www.ej111.com/portal/list/index/id/15

E-Home Household Service Holdings Limited

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie, with full power of substitution, as proxy to represent and vote all ordinary shares of E-Home Household Service Holdings Limited (the “Company”) which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment thereof) of the Company to be held on September 23, 2022, at 10:00 a.m., local time (10:00 p.m. Eastern Time on September 22, 2022), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)